EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

Ocata Therapeutics, Inc. and Subsidiary

Marlborough, Massachusetts

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (Nos. 333-192696, 333-199311, 333-199309 and 333-197255) and Form S-8 (Nos. 333-109145, 333-127726, 333-162434, 333-165757 and 333-175019) of Ocata Therapeutics, Inc. and Subsidiary of our reports dated March 16, 2015, relating to the consolidated balance sheet of Ocata Therapeutics, Inc. and Subsidiary as of December 31, 2014 and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the year then ended, and the effectiveness of Ocata Therapeutics, Inc. and Subsidiary’s internal control over financial reporting as of December 31, 2014, which appear in this Form 10-K. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

/s/ BDO USA, LLP

Boston, Massachusetts

March 16, 2015